SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 6 July 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X       Form 40-F _____

Enclosures:
Trading statement

Sasol Limited – Trading Statement
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

On 25 April 2005, Sasol issued a Trading Statement advising that it anticipated Rand attributable earnings and earnings per share for the financial year ending 30 June 2005 to be between 45% and 55%
higher than those achieved in the previous financial year. The
Trading Statement also advised that headline earnings were expected to increase by between 55% and 65% compared to the previous
financial year.

At the time the Trading Statement was issued, the Rand was trading at about R6,00 : US$1,00 and international oil prices were about
US$52,60 per barrel. During the intervening period through to end-
June 2005, the Rand weakened by more than 10% and oil prices increased by approximately 5%.

Primarily as a consequence of these factors, Sasol wishes to announce that Rand attributable earnings and earnings per share for the full financial year ended 30 June 2005, are expected to be between 55% and 60% higher than those achieved in the previous financial year.

Impairment tests on all material assets have been undertaken as a part of the year-end accounting exercise. Primarily because of anticipated impairments and other capital effects including non-
recurring income and proceeds from asset disposals in the previous year, it is also expected that Rand headline earnings and headline earnings per share should be between 80% and 85% better than those achieved in the previous financial year.

This revised view has not been audited or reviewed by the company’s auditors.

Johannesburg
6 July 2005
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on
forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words

such as "believe", "anticipate", "expect", "intend", "seek", "will",
"plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements are discussed more fully in our annual report under the
Securities Exchange Act of 1934 on Form 20-F filed on October 29,
2004 and in other filings with the United States Securities and
Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 July 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary